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--------                                   UNITED STATES SECURITIES AND EXCHANGE COMMISSION
 FORM 4                                                WASHINGTON, D.C. 20549                                   OMB APPROVAL
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/X/ CHECK THIS BOX IF NO                    STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP                OMB NUMBER:       3235-0207
    LONGER SUBJECT TO                                                                                   EXPIRES: DECEMBER 31, 2001
    SECTION 16.  FORM 4 OR    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,   ESTIMATED AVERAGE BURDEN
    FORM 5 OBLIGATIONS MAY       Section 17(a) of the Public Utility Holding Company Act of 1935 or     HOURS PER RESPONSE .... 0.5
    CONTINUE.  SEE                       Section 30(f) of the Investment Company Act of 1940           -----------------------------
    INSTRUCTION 1(b).
(Print or Type Responses)
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1. Name and Address of Reporting Person*     2. Issuer Name and Ticker or Trading Symbol     6. Relationship of Reporting Person(s)
                                                                                                to Issuer (Check all applicable)
                                                                                                X   Director            10% Owner
  Levitsky         David                         BigStar Entertainment, Inc./BGST            ----                 ----
---------------------------------------------------------------------------------------------   X   Officer (give        Other
    (Last)        (First)        (Middle)    3. IRS or Social Security  4. Statement for       ----          title  ---- (specify
                                                Number of Reporting        Month/Year                        below)       below)
                                                Person (Voluntary)
                                                                              12/00             Executive Vice President, General
                                                                                                      Manager and Secretary
c/o BigStar Entertainment, Inc.                                                             --------------------------------------
19 Fulton Street, Fifth Floor
--------------------------------------------                            ---------------------7. Individual or Joint/Group Filing
                  (Street)                                              5. If Amendment,          (Check Applicable Line)
                                                                           Date of Original   X Form filed by One Reporting Person
                                                                           (Month/Year)      --
                                                                                                Form filed by More than One
  New York        New York          10038                                                    -- Reporting Person
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    (City)       (State)            (Zip)        TABLE I - NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
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1. Title of Security               2. Trans-   3. Trans-     4. Securities Acquired (A)    5. Amount of     6. Owner-   7. Nature
   (Instr. 3)                         action      action        or Disposed of (D)            Securities       ship        of In-
                                      Date        Code          (Instr. 3, 4 and 5)           Beneficially     Form:       direct
                                                  (Instr. 8)                                  Owned at         Direct      Bene-
                                     (Month/                                                  End of           (D) or      ficial
                                      Day/     -------------------------------------------    Month            Indirect    Owner-
                                      Year)                               (A) or                               (I)         ship
                                                Code    V       Amount    (D)     Price       (Instr. 3        (Instr. 4) (Instr. 4)
                                                                                              and 4)
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Common Stock                         12/14/00                   10,000    (D)     .1492       803,000        D/I        By The
                                     12/14/00                   10,000    (D)     .1492                                    Levitsky
                                     12/19/00                   10,000    (D)     .1492                                    1999
                                     12/29/00                    2,600    (D)     .0525                                    Annuity
                                                                                                                           Trust
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Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.                   (Over)
* If the form is filed by more than one reporting person, see Instruction 4(b)(v).

                              Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.
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FORM 4 (continued)          TABLE II - DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
                                   (E.G., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)
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1. Title of Derivative Security     2. Conver-   3. Trans-   4. Transac-   5. Number of Deriv-      6. Date Exer-
   (Instr. 3)                          sion or      action      tion Code     ative Securities         cisable and Ex-
                                       Exercise     Date        (Instr. 8)    Acquired (A) or          piration Date
                                       Price of    (Month/                    Disposed of (D)          (Month/Day/
                                       Deriv-       Day/                      (Instr. 3, 4, and 5)     Year)
                                       ative        Year)
                                       Security

                                                                                                    --------------------

                                                                                                     Date      Expira-
                                                             --------------------------------------  Exer-     tion
                                                                                                     cisable   Date
                                                              Code    V        (A)        (D)

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Options to purchase common stock         $1.00                                                                 4/1/02

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7. Title and Amount of Under-       8. Price   9. Number     10. Ownership      11. Nature
   lying Securities                    of         of Deriv-      Form               of Indirect
   (Instr. 3 and 4)                    Deriv-     ative          of De-             Bene-
                                       ative      Securi-        rivative           ficial
                                       Secur-     ties           Secu-              Ownership
                                       ity        Bene-          rity:              (Instr. 4)
                                       (Instr.    ficially       Direct
                                       5)         Owned          (D) or
                                                  at End         Indirect
                     Amount or                    of             (I)
       Title         Number of                    Month          (Instr. 4)
                     Shares                       (Instr. 4)

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      Common Stock   48,500                       48,500
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Explanation of Responses:

(1) Includes 32,478 shares owned by the Levitsky 1999 Annuity Trust.
(2) On December 22, Mr. Levitsky resigned as executive vice president and from the board of directors of BigStar Entertainment, Inc.
                                                                                                                       January 10,
                                                                                  /s/ David Levitsky                      2001
                                                                                  -----------------------------------  -----------
**Intentional misstatements or omissions of facts constitute                        **Signature of Reporting Person       Date
  Federal Criminal Violations.  SEE 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed.
      If space is insufficient, See Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB number.
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